United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2003

Valley of the Doce River Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

ORDINARY GENERAL SHAREHOLDERS MEETING &
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
PUBLIC NOTIFICATION

The shareholders are hereby invited to attend the General Shareholders Meetings (Ordinary and Extraordinary), on April 16th, 2003, at 4:30 p.m., at 26 Avenida Graça Aranha, 19th floor, Rio de Janeiro, to decide on the following matters included in the Order of the Day:

1 –	ORDINARY GENERAL SHAREHOLDERS MEETING:

a)	appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2002;

b)	proposal for the destination of the profits of the said fiscal year, and consequent approval for the capex budget for 2003;

c)	election of the members of the Audit Committee and establishment of their remuneration; and

d)	establishment of the remuneration of the members of the Company’s management.

2 –	EXTRAORDINARY GENERAL SHAREHOLDERS MEETING:

a)	proposal for the increase of capital, via capitalization of reserves, without issue of shares, and with the consequent alteration of the main section of article 5 of the company by-laws;

b)	election of the members of the Board of Directors.

In accordance with CVM, instruction 282, as of June 26, 1998, a minimum participation of 5% (five percent) in the voting capital of the company is required to the requisition of the multiple vote.

Those shareholders who intend to be represented by proxy are requested to send the power of attorney 72 (seventy-two) hours prior to the General Shareholders Meetings, so that the legitimacy of the representative may be verified.

Rio de Janeiro, March 28, 2003.

Luis Tarquínio Sardinha Ferro
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: March 31, 2003